Jason H. Scott	jscott@mcguirewoods.com
Direct: 704.373.8862	Direct Fax: 704.353.6181

January 17, 2007

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Gran Tierra Energy Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 7, 2006
File No. 333-132352

Form 10-KSB, as amended, for the fiscal year ended December 31, 2005
Form 10-QSB, as amended, for the fiscal quarter ended September 31, 2006
File No. 333-111656

Dear Mr. Schwall:

This is in response to your comment letter to Dana Coffield dated January 5, 2007 with respect to the above-referenced filings. The Company is simultaneously filing Amendment No. 4 to Registration Statement No. 333-132352, Amendment No. 4 to Form 10-KSB for the period ended December 31, 2005, and Amendment No. 2 to Form 10-QSB for the quarterly period ended September 30, 2006.

We have set forth below the comments in your letter dated of January 5, 2007 in italics with the Company’s responses to each.

Form SB-2/A3

General

1.
We note that you have added shares to the Form SB-2 that were sold in a private placement that closed in June 2006. Since you originally filed the Form SB-2 in March 2006, you may not add these shares to this registration statement. The underlying private placement must be completed before you first file the resale registration statement. Please refer to the Manual of Publicly Available Telephone Interpretations, March 1999 Supplement, Interpretation 3S(b). This manual is available from our website at www.sec.gov. Please call us to discuss this issue.

January 17, 2007

RESPONSE: The Staff’s comment is noted and the Company has removed the shares sold in the private placement that closed in June 2006 from the Registration Statement No. 333-132352. The Company is simultaneously filing a new registration statement on Form SB-2 to register those shares sold in the private placement that closed in June 2006.

2.	Certain comments written on your latest amendment to your registration statement also pertain to the comparable areas of your Form 10-KSB.

RESPONSE: We have indicated in this letter where our responsive changes appear in the marked versions of the Form SB-2/A and Form 10-KSB/A. All corresponding changes have been addressed throughout each of these documents.

Management's Discussion and Analysis, page 56

3.
We note that you had revenues from operations in 2005. If you also have revenues from operations in 2006, please revise you MD&A section to comply with Item 303(b) of Regulation S-B. Specifically, please discuss your financial condition, with particular emphasis on your future prospects, especially in light of your recent acquisitions. Do not merely recite information that is evident from the financial statements. If material, disclose any known trends, events or uncertainties that are reasonably likely to have a material impact on your liquidity, especially in light of your recent acquisitions; material commitments for capital expenditures and expected sources of funds to pay for such expenditures, especially in light of your recent acquisitions; and the causes for any material changes from period to period in your line items.

RESPONSE: The Company has revised the Management’s Discussion and Analysis section on pages 30 to 39 of Form SB-2/A to comply with Item 303(b) of Regulation S-B.

Directors, Executive Officers Promoters and Control Persons, page 77

4.	Provide the information required by Item 407(a) of Regulation S-B in regard to director independence.

RESPONSE: The Company has revised page 55 of Form SB-2/A to provide the information required by Item 407(a) of Regulation S-B in regard to director independence.

Security Ownership of Certain Beneficial Owners and Management, page 81

5.	If applicable, provide the ownership information required by amended Item 403(b) of Regulation S-K.

January 17, 2007

RESPONSE: The Company has revised the Security Ownership of Certain Beneficial Owners and Management section on page 56 of Form SB-2/A to provide the ownership information required by amended Item 403(b) of Regulation S-K, as applicable.

Executive Compensation, page 83

6.	Revise you disclosure in this section to comply with the amended Item 402 of Regulation S-B. Information on compensation for your 2006 fiscal year should also be included.

RESPONSE: The Company has revised the Executive Compensation section on page 58 of Form SB-2/A to comply with amended Item 402 of Regulation S-B and to include information on compensation for the fiscal year ended December 31, 2006.

Financial Statements - 14% Interest in the Palmar Largo Joint Venture

Schedule of Revenues, Royalties and Operating Costs, page F-118

7.
Please amend the registration statement to include an auditor's report that opines on the Schedule of Revenues, Royalties and Operating Costs Corresponding to the 14% Interest in the Palmar Largo Joint Venture for the years ended December 31, 2004 and 2003.

RESPONSE: The Company has included an auditor’s report on page F-119 of Form SB-2/A and page 50 of Form 10-KSB/A that opines on the Schedule of Revenues, Royalties and Operating Costs Corresponding to the 14% Interest in the Palmar Largo Joint Venture for the years ended December 31, 2004 and 2003.

8.
Please include all SFAS 69 disclosures that apply to an income statement only format as required by SFAS 69, SAB Topic 2:D, questions 5 and 7 and Item 302(b) of Regulation SK. The inclusion of this information was requested verbally on October 23, 2006.

RESPONSE: The Company has included SFAS 69 disclosures on pages F-118, F-123 and F-124 of Form SB-2/A and pages 49, 54 and 55 of Form 10-KSB/A. The SFAS 69 disclosures were prepared by calculating the Company’s 14% interest from the 2004 independent reserve report from Pluspetrol S.A., a partner in the Palmar Largo joint venture. Enclosed herewith, please find a copy of the 2004 independent reserve report.

The Company was not able to obtain a reserve report for 2003. The Company’s partner, Pluspetrol S.A., did not prepare a reserve report for 2003. The company that sold its 14% interest in Palmar Largo to the Company did not obtain a reserve report for either 2004 or 2003. The one Palmar Largo partner that may have prepared a 2003 reserve report for Palmar Largo has refused to provide that report to the Company.

Therefore, the Company prepared the SFAS 69 disclosures from the 2004 reserve report, the Palmar Largo production data for 2003 and the December 31, 2003 and December 31, 2004 independently reported sales price. The opening reserves balance for 2004 was calculated by adding the 2004 production to the December 31, 2004 reserves balance from the 2004 reserve report. The closing balance for 2003 was obtained by using the opening 2004 reserve balance. The 2003 opening reserves balance was derived by adding the 2003 closing reserves balance to the 2003 production, based on the Company’s 14% interest in Palmar Largo. The Standardized Measure of Discounted Cash Flows for December 31, 2003 was obtained by using the 2004 cash flows from the 2004 reserve report adjusted for 2004 production and 2004 operating expenses (from the audited statement of Revenues, Royalties and operating expenses) and 2004 capital expenditures (estimated from the audit work done for 2004 ).

January 17, 2007

9.
We note your amendment to the registration statement only included consents from accountants that opined on the financial statements of Gran Tierra Energy Inc. for the period January 26, 2005 through December 31, 2005, and the Argosy International, L.P. financial statements for the years ended December 31, 2005 and 2004. Please amend your filing to include consents for inclusion of the audit reports on the financial statements of Gran Tierra Energy, Inc. for the nine months ended September 30, 2006, and the Schedules of Revenues, Royalties and Operating Costs Corresponding to the 14% Interest in the Palmar Largo Joint Venture.

RESPONSE: The Company has included the consents for inclusion of the audit reports on the financial statements of Gran Tierra Energy, Inc. for the nine months ended September 30, 2006, and on the Schedules of Revenues, Royalties and Operating Costs Corresponding to the 14% Interest in the Palmar Largo Joint Venture as exhibits to the Registration Statement on Form SB-2/A as Exhibits 23.2 and 23.3, respectively.

Form 10-KSB, as amended, for the fiscal year ended December 31, 2005

Explanatory Paragraph

10.	Please delete the reference to filing the amendment in response to SEC comments and summarize the changes you made in the amendment.

RESPONSE: The Company has deleted the reference to filing the amendment in response to SEC comments and has summarized the changes made in the amendments to Form 10-KSB.

Form 10-QSB/A for the Interim Period Ended September 30, 2006

11.
We note this amendment includes only the pages you have changed. Please note that amendments must set forth the complete text of each item undergoing revision. Therefore, it will be necessary to further amend your filing to include the complete text of your financial statements.

January 17, 2007

RESPONSE: The Company has amended Form 10-QSB/A for the quarterly period ended September 30, 2006 to include the complete text of the Company’s financial statements.

By copy of this letter, we are forwarding six marked copies of Amendment No. 4 to Form SB-2 to each of Donna Levy and Jennifer Gallagher of your office. We are also forwarding four copies of Amendment No. 4 to Form 10-KSB and four copies of Amendment No. 2 to Form 10-QSB to Donna Levy. If you have any questions, please contact me at (704) 373-8862.

Sincerely,

/s/ Jason H. Scott

Jason H. Scott

cc:	Donna Levy
Dana Coffield
Martin Eden
James Hart
Louis Zehil
Jennifer Gallagher
James Murphy